SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              ---------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(b), (c)
                      and (d) AND AMENDMENTS THERETO FILED

                              PURSUANT TO 13D-2(b)

                               (Amendment No. 3)(1)

                            Apex Silver Mines Limited
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                                (Name of Issuer)

                        Ordinary Shares, $0.01 Par Value
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                         (Title of Class of Securities)

                                    G04074103
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                                 (CUSIP Number)

                                December 31, 2003
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             (Date of Event Which Requires Filing of this Statement)

                              ---------------------

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      |_|   Rule 13d-1 (b)
      |_|   Rule 13d-1 (c)
      |X|   Rule 13d-1 (d)

      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilites of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G04074103                    13G                     Page 2 of 5 Pages
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1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Thomas S. Kaplan
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                         (b) [_]

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3.    SEC USE ONLY


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4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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               5.    SOLE VOTING POWER

                     2,335,804
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            2,335,804
    WITH       -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,335,804
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10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

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11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      6.23%
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12.   TYPE OF REPORTING PERSON*

      Individual (IN)
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. G04074103                    13G                     Page 3 of 5 Pages

      Item 1(a). Name of Issuer:

      Apex Silver Mines Limited
      --------------------------------------------------------------------------

      Item 1(b). Address of Issuer's Principal Executive Offices:

      Caledonian House, 69 Jennette Street, George Town, Grand Cayman, Cayman Islands, British West Indies
      --------------------------------------------------------------------------

      Item 2(a). Name of Person Filing:

      Thomas Scott Kaplan
      --------------------------------------------------------------------------

      Item 2(b). Address of Principal Business Office, or, if None, Residence:

      Ch. des Moulins 53, 1936 Verbier, Switzerland.
      --------------------------------------------------------------------------

      Item 2(c). Citizenship:

      United States
      --------------------------------------------------------------------------

      Item 2(d). Title of Class of Securities:

      Ordinary Shares, $0.01 Par Value
      --------------------------------------------------------------------------

      Item 2(e). CUSIP NUMBER:

      G04074103
      --------------------------------------------------------------------------

      Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person Filing is a:

(a)   |_|    Broker or dealer registered under Section 15 of the Act.

(b)   |_|    Bank as defined in Section 3(a)(6) of the Act.

(c)   |_|    Insurance Company as defined in Section 3(a)(19) of the Act.

(d)   |_|    Investment Company registered under Section 8 of the Investment
             Company Act.

(e)   |_|    Investment Adviser registered under Section 203 of the Investment
             Advisers Act of 1940.

(f)   |_|    Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F).

(g)   |_|    Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G);
             see Item 7.

(h)   |_|    Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

CUSIP NO. G04074103                    13G                     Page 4 of 5 Pages

Item 4. Ownership.

      If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

      (a)   Amount beneficially owned:

            2,335,804 (see Exhibit A)
            --------------------------------------------------------------------

      (b)   Percent of class:

            6.23%
            --------------------------------------------------------------------

      (c)   Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote 2,335,804
                                                           ---------------------

            (ii)  Shared power to vote or to direct the vote 0
                                                             -------------------

            (iii) Sole power to dispose or to direct the
                  disposition of 2,335,804
                                 -----------------------------------------------

            (iv)  Shared power to dispose or to direct the disposition of 0
                                                                          ------

Item 5. Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the Beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      A trust, the beneficiaries of which are members of the Reporting Person's family, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares held by Consolidated.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Reported on by the Parent Holding Company.

      Not applicable.

Item 8. Identification and Classification of members of the Group.

      Not applicable.

Item 9. Notice of Dissolution of Group.

      Not applicable.

CUSIP NO. G04074103                    13G                     Page 5 of 5 Pages

Item 10. Certification.

      Not applicable.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

                                                        February 11, 2004
                                                --------------------------------
                                                             (Date)


                                                     /s/ Thomas S. Kaplan
                                                --------------------------------
                                                          (Signature)

                                                       Thomas Scott Kaplan
                                                --------------------------------
                                                          (Name/Title)

                                    Exhibit A
                                 to Schedule 13G

      As of December 31, 2003, the Reporting Person beneficially owned 2,335,804 Ordinary Shares (the "Shares") of the Issuer, which includes 1,734,121 Shares of the Issuer owned by Consolidated Commodities, Ltd., a company organized under the laws of Bermuda, over which Shares the Reporting Person has voting and dispositive control pursuant to a Voting Trust Agreement; 39,449 Shares owned directly by the Reporting Person and 562,234 Shares that the Reporting Person has the right to acquire upon the exercise of options within 60 days of the date hereof. Based upon 36,923,010 Shares outstanding as of January 26, 2004, as reported in the Company's Rule 424(b)(5) Prospectus filed with the Securities and Exchange Commission on January 28, 2004, the Shares beneficially owned by the Reporting Person constitute approximately 6.23% of the total Shares outstanding.